2819 Walnut Hill Lane — Dallas, Texas 75229
May 16, 2006
Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for the year ended June 30, 2005
Form 10-Q for the quarter ended December 31, 2005
File No. 0-5214
Dear Mr. Decker:
     We have received and reviewed your letter dated April 4, 2006. We respectfully submit the attached responses to the points raised in your letter.
     Should you have further questions or need additional information, please do not hesitate to contact us.
Regards,
/s/ Henry G. Schopfer, III
Henry G. Schopfer, III
Chief Finance Officer

Peerless Mfg. Co	Response to Letter Dated 04/04/06
File No. 0-05214	Page 2 of 5
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in future filings. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.
RESPONSE: In responding to the below comments where additional disclosures or other revisions need to be made, we have included what the revisions will look like and will include the revisions in future filings.

Peerless Mfg. Co	Response to Letter Dated 04/04/06
File No. 0-05214	Page 3 of 5
Item 7. Management’s Discussion and Analysis
Results of Operations — Segments, page 15
2.	We note your response to prior comment 4. Given that the corrections result in an approximately 11% decrease in your net loss for the year ended June 30, 2005 and a 15% decrease in net loss for the quarter ended December 31, 2004, it is unclear how you determined that the corrections were not material to past-presented financial information, trends in earnings, or to the most current projected results for the current fiscal year. Please file an amendment to your Form 10-K to revise your financial statements or explain to us in greater detail why these amounts are not quantitatively material. In addition, we do not understand why you did not record the catch-up adjustment in the quarter ended September 30, 2004, which would have been the beginning of your fiscal year, if you believed the amounts were immaterial. Had you done this, it appears that the significance of the correction would be even greater in that quarter. We remind you of the requirements of Item 4.02(a) of Form 8-K. We also remind you that if you file your restated Form 10-K you should appropriately address the following:
•	An explanatory paragraph in the reissued audit opinion,

•	full compliance with APB 20, paragraphs 36 and 37,

•	fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data, and

•	updated certifications.
The Company is providing you with the following additional explanation why we believe the amounts were not quantitatively material.
The Company discovered in its second quarter of fiscal year 2005 (the quarter ended December 31, 2004) that an error in the application of an accounting principle had occurred and that the error potentially impacted previously issued financial statements. The Company determined the impact of the error was immaterial to the previously issued financial statements and recorded a catch-up adjustment in the second quarter of fiscal year 2005. The catch-up adjustment was not recorded in the quarter ended September 30, 2004 as the error was not detected until the quarter ended December 31, 2004. In determining the impact of the catch-up adjustment on the quarter ended December 31, 2004, the Company considered, as required by APB Opinion 28, the impact of the misstatement on the projected full fiscal year ending June 30, 2005 and the trend of earnings, and determined the impact not to be material.
The Company followed SAB Topics 1:M and 5:F in evaluating the materiality of the error and in determining that prior periods did not need to be restated.
SAB Topic 1:M notes that exclusive reliance on any percentage or numerical threshold has no basis in the accounting literature or the law. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. An assessment of materiality requires that the Company views the facts in the context of the “surrounding circumstances” that is, the Company must consider both quantitative and qualitative factors in assessing an item’s materiality. The dollar amounts of the error and the catch-up adjustment were small, $68,000 being the largest impact in any period, and as such immaterial when addressed singularly. That is, there was not a substantial likelihood, in our opinion, that a reasonable person would consider it important. Other factors to consider are as follows:

Peerless Mfg. Co	Response to Letter Dated 04/04/06
File No. 0-05214	Page 4 of 5
•	The Company’s trend of revenues, gross profit and net income (loss) was not impacted by the misstatement.

•	The misstatement did not change a loss into income or vice versa.

•	The Company did not in the past and does not currently have analysts’ coverage. The Company’s stock was in the past and is currently thinly traded, averaging approximately 2,995 shares daily with approximately 3,000,000 outstanding shares. In determining the impact of the misstatement on actual results for the fiscal year ended June 30, 2005, the Company noted that it had substantial profitability in the past, net income from continuing operations was $2,402,000, $911,000, $6,079,000, and $4,257,000 for the fiscal years ended June 30, 2004, 2003, 2002, and 2001, respectively. However, for the fiscal year ended June 30, 2005 the Company recorded a net loss from continuing operations of $526,000, an amount closer to breakeven and as such other items on the income statement such as revenues and gross profits were considered in determining materiality.

•	Neither segment has a more significant role in the Company’s long-term operations or profitability.

•	The misstatement did not affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.

•	The misstatement did not have the effect of increasing management’s compensation.

•	The misstatement did not involve concealment of an unlawful transaction.

Peerless Mfg. Co	Response to Letter Dated 04/04/06
File No. 0-05214	Page 5 of 5
Item 9A. Controls and Procedures, page 54
3.	We note your response to prior comment 6. Your definition of disclosure controls and procedures should include the entire definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In addition to your proposed disclosure, please also continue to state that your disclosure controls and procedures were effective in ensuring that all material information required to be filed in the Form 10-K was made known to your Chief Executive Officer and Chief Financial Officer in a timely fashion.
The disclosure will be amended as follows:
The Company’s management has evaluated, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of these disclosure controls and procedures (as defined in Ruses 13a-15(e) and 15d-15(e) promulgated by the Securities and Exchange Commission under the Securities Exchange act of 1934) as of the end of the period covered by this Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in ensuring that all information required to be disclosed in this Report has been recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Additionally, based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Report , the Company’s disclosure controls and procedures were effective in ensuring that all material information required to be filed in this Report has been accumulated and communicated to the Company’s management, including its principle executive and principal financial officers, in a timely fashion to allow decisions regarding required disclosures.